================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                                 ---------------

                             XO COMMUNICATIONS, INC.
               (Name of Subject Company (Issuer) and Filing Person
                                   (Offeror))

                                 ---------------

       Options to Purchase Class A Common Stock, Par Value $.02 Per Share,
              Having an Exercise Price Per Share of $10.00 or More and Options to Purchase Class A Common Stock, Par Value $.02 Per Share
                      Granted On or After December 26, 2000
                         (Title of Class of Securities)

                                    983764101
                      (CUSIP Number of Class of Securities)
                        (Underlying Class A Common Stock)

                              Gary D. Begeman, Esq.
              Senior Vice President, General Counsel and Secretary
                             XO Communications, Inc.
                             11111 Sunset Hills Road
                             Reston, Virginia 20190
                                 (703) 547-2000
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 ---------------

                                    Copy to:
                              Bruce R. Kraus, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                 ---------------

                            CALCULATION OF FILING FEE

          Transaction valuation*                    Amount of filing fee
          ----------------------                    --------------------
               $45,216,377                                 $9,043

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 49,148,236 shares of class A common stock of XO Communications, Inc. having an aggregate value of $45,216,377 as of May 9, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

                                 ---------------

[X]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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Amount Previously Paid:   [X] $9,043        Filing party: [X] XO Communications,
                                                              Inc.
Form or Registration No.: [X] Schedule TO   Date filed:   [X] May 29, 2001

[ ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

================================================================================


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                             INTRODUCTORY STATEMENT

     This Amendment No. 5 (the "Final Amendment") to the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on May 29, 2001, reports the final results of our offer to exchange (i) options to purchase shares of class A common stock, par value $.02 ("Common Stock"), having an exercise price of $10.00 or more and (ii) options to purchase shares of Common Stock granted on or after December 26, 2001, for new options to purchase shares of our Common Stock upon the terms and conditions described in the Schedule TO, including the Offer to Exchange, dated May 29, 2001 (as amended and supplemented) and the related Letter of Transmittal (as amended and supplemented).

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

     (c) The Offer expired on Friday, July 13, 2001 at 11:59 P.M., Reston, Virginia time. We have accepted for cancellation Options to purchase 33,231,536 shares of Common Stock. Upon the terms and subject to the conditions of the Offer, we will grant New Options to purchase 28,246,805 shares of Common Stock in exchange for the Options tendered in the Offer. We will promptly send each Option holder whose Options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(8) as previously filed, indicating the number of shares of Common Stock subject to such holder's Options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the New Options that will be granted to such holders and the expected grant date of the New Options.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No. 5 to the Schedule TO is true, complete and correct.

                                XO Communications, Inc.


                                /s/ Gary D. Begeman
                                -----------------------
                                Gary D. Begeman, Esq.
                                Senior Vice President,
                                General Counsel and
                                Secretary

Date:  July 19, 2001


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                                INDEX TO EXHIBITS

Exhibit
Number         Description
-------        -----------

(a)(1)         Offer to Exchange, dated May 29, 2001 and amended July 6, 2001.*

(a)(2)         Form of Letter of Transmittal and amended July 6, 2001.*

(a)(3) E-mail from Daniel F. Akerson and Nathaniel A. Davis to Employees, dated May 29, 2001.*

(a)(4)         Fact Sheet from XO's Human Resources Department to Employees.*

(a)(5)         Letter to Offerees, dated May 29, 2001.*

(a)(6) Form of Notice of Change in Election From Accept to Reject and amended July 6, 2001.*

(a)(7) Form of Notice of Change in Election From Reject to Accept and amended July 6, 2001.*

(a)(8)         Form of Letter to Tendering Option Holders.*

(a)(9)         Form of Checklist From XO's Human Resources Department for
               Employees.*

(a)(10) XO Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(a)(11) Current Report on Form 8-K, dated April 30, 2001 and filed with the Securities and Exchange Commission on April 30, 2001 reporting under Item 5, the agreement by Forstmann Little & Co. to make an additional investment in XO Communications, Inc. and incorporated herein by reference.

(a)(12) XO Communications, Inc. Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(a)(13) XO Communications, Inc. Quarterly Report on Form 10- Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(a)(14) E-mail from Jimmie W. Paschall, Vice President, Human Resources to Employees, dated June 12, 2001.*

(a)(15) E-mail from Jimmie W. Paschall, Vice President, Human Resources to Employees, dated June 25, 2001.*

(a)(16)        Letter to Offerees, dated July 6, 2001.*

(a)(17) Current Report on Form 8-K, dated July 6, 2001 and filed with the Securities and Exchange Commission on July 6, 2001, reporting under Item 5, and incorporated herein by reference.

(a)(18)        Excerpt of e-mail from XO NOW to Employees, dated July 6, 2001.*

(d)(1) XO Communications, Inc. Stock Option Plan (as last amended as of February 16, 2001).*

(d)(2) Concentric Network Corporation 1995 Stock Incentive Plan for Employees and Consultants (Amended and Restated as of May 30,
               2001).*


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Exhibit
Number         Description
-------        -----------

(d)(3) Concentric Network Corporation Amended and Restated 1996 Stock Plan (Amended and Restated as of May 30, 2001).*

(d)(4) Delta Internet Services, Inc. 1996 Stock Option Plan (Amended and Restated as of May 30, 2001).*

(d)(5) Concentric Network Corporation Amended and Restated 1997 Stock Option Plan (Amended and Restated as of May 30, 2001).*

(d)(6) Concentric Network Corporation 1999 Nonstatutory Stock Option Plan (Amended and Restated as of May 30, 2001).*

(d)(7)         Form of New Option Agreement pursuant to Option Plans.*





-------------------------------
* Previously filed.